Exhibit (d)(2)

October 4, 2022

CONFIDENTIAL

Mr. Jay Bray

Nationstar Mortgage LLC

8950 Cypress Waters Blvd.

Coppell, TX 75019

Ladies and Gentlemen:

In connection with the consideration by Nationstar Mortgage LLC (“you” or the “Receiving Party”) and Home Point Capital Inc. (the “Company” or the “Disclosing Party”, and collectively with you, the “parties”) of a potential negotiated strategic transaction between the Company and you (a “Transaction”), the Disclosing Party or its Representatives (as defined below) has furnished or may furnish to the Receiving Party certain information that is proprietary, non-public or confidential concerning the Disclosing Party or its affiliates, businesses, divisions or subsidiaries, including Non-Public Personal Information.

1. As a condition to furnishing such information to the Receiving Party, the Receiving Party agrees to treat confidentially any information, including Non-Public Personal Information, (whether prepared by the Disclosing Party, its Representatives or otherwise, and whether oral, written or electronic or by any other media, including by visual observation) that Disclosing Party or its Representatives (which term as used in this letter agreement shall mean the relevant party’s affiliates and its and its affiliates’ respective directors, officers, employees, attorneys and financial advisors and, with respect to you and subject to the requirements of Section 9, your permitted financing sources and permitted consultants), furnishes (or otherwise makes available) to the Receiving Party or its Representatives, together with all analyses, summaries, notes, forecasts, studies, data and other documents and materials in whatever form maintained, to the extent they contain or reflect, or are generated from, any such information (being collectively referred to herein as the “Confidential Information”), and to take or abstain from taking certain other actions set forth herein.

2. Except with respect to Non-Public Personal Information, the term “Confidential Information” does not include information that (A) is in the Receiving Party’s possession prior to the date hereof, provided that such information is not known by the Receiving Party (after reasonable inquiry) to be subject to a fiduciary, contractual or other legally binding obligation that prohibits disclosure of such information, (B) is or becomes generally available to the public or widely known in the mortgage industry other than as a result of a disclosure, or any other act or omission, by the Receiving Party or its Representatives in violation of this letter agreement, (C) is or becomes available to the Receiving Party on a non-confidential basis from a source other than the Disclosing Party or its Representatives, provided that such source is not known by the Receiving Party (after reasonable inquiry), to be bound by a fiduciary, contractual or other legally binding obligation that prohibits disclosure of such information or (D) is independently developed by the Receiving Party without any violation of the terms hereof and without use of any Confidential Information of the Disclosing Party.

3. The Receiving Party hereby agrees that the Confidential Information will be used by it and its Representatives solely for the purpose of evaluating, proposing, negotiating or, if applicable, consummating a possible Transaction and for no other purpose and will not be disclosed to any third parties and will be kept confidential by the Receiving Party and its Representatives; provided, that any Confidential Information may be disclosed to the Receiving Party’s Representatives who need to know such information solely for the purpose of evaluating, proposing, negotiating or, if applicable, consummating any such possible Transaction and who agree to keep such information confidential in accordance with the applicable terms hereof. The Receiving Party will be responsible for any breach of the applicable provisions of this letter agreement by its Representatives as if the Receiving Party had taken the action itself. The Receiving Party understands that the Disclosing Party reserves the right to adopt in writing, upon reasonable notice to the other party and prior to the furnishing of particular Confidential Information to the Receiving Party, additional specific procedures to protect the confidentiality of its Confidential Information, including requiring the Receiving Party to refrain from disclosing Confidential Information to certain of its Representatives or employees. The Confidential Information shall remain the property of the Disclosing Party, and disclosure to the Receiving Party shall not confer on the Receiving Party any rights with respect to such Confidential Information other than rights specifically set forth in this letter agreement.

4. You acknowledge that you may receive or have access to certain non-public personal information, records, files, or documents of individuals, including, but not limited to, an individual’s name, address, email, financial data, IP address, telephone number, social security number, and/or account number (“Non-Public Personal Information”). Further, to the extent the Confidential Information provided by the Company includes any Non-Public Personal Information covered by the Gramm-Leach-Bliley Act, 15 U.S.C. 6801 et seq. (the “GLB Act”), the implementing regulations of the Federal Trade Commission or other applicable federal regulatory agency issued thereunder, with the California Consumer Privacy Act and all other applicable state and federal privacy laws and regulations (collectively, the “Privacy Laws”), you represent and warrant to Company that you will, and cause all of your Representatives receiving Confidential Information to, comply with all provisions and requirements of the GLB Act and the Privacy Laws applicable to the Non-Public Personal Information. You further agree to implement and maintain appropriate measures designed to (i) ensure the security and confidentiality of Non-Public Personal Information; and (ii) to protect against unauthorized access to or use of Non-Public Personal Information.

5. The Receiving Party hereby acknowledges that it is aware, and agrees that it will advise its Representatives who are (or become) aware, of the matters that are the subject of this letter agreement, that applicable securities laws may prohibit certain actions by persons who are in possession of certain material, nonpublic information. The Receiving Party agrees that it and its Representatives will not use or communicate the Confidential Information or Transaction Information or take any other action in violation of these laws.

6. In the event that the Receiving Party or any of its Representatives are requested or required to disclose any Confidential Information pursuant to applicable law, rule (including stock exchange rules), regulation, judicial or legal process or administrative proceeding (including by subpoena or any order issued by a court or governmental or regulatory body of competent jurisdiction), the Receiving Party agrees to (A) except to the extent not reasonably practicable or prohibited by law, promptly (and in any event prior to making such disclosure) notify the Disclosing Party of the existence, terms and circumstances surrounding such request or requirement so that the Disclosing Party may seek an appropriate protective order (and, if the Disclosing Party seeks such an order, to provide such cooperation as the Disclosing Party shall reasonably request at the Disclosing Party’s expense) and (B) if, following the failure of the Disclosing Party to obtain such protective order, disclosure of such information is required upon the advice of the Receiving Party’s legal counsel, exercise commercially reasonable efforts to obtain an order or other reliable assurance that confidential treatment will be accorded to such of the disclosed information which the Disclosing Party so designates. Following compliance with the foregoing, the Receiving Party or its applicable Representatives shall then be permitted to disclose only that portion of the Confidential Information that is legally required to be disclosed.

7. Except as permitted herein, without the prior written consent of the Company, you will not, and will cause your Representatives not to, disclose to any person: (A) the fact that investigations, discussions or negotiations are taking place or have taken place concerning a possible Transaction, (B) any of the terms, conditions or other facts with respect to any such possible Transaction, including the status thereof, (C) that the Company or any of its affiliates is or has been considering or reviewing a strategic transaction or (D) that Confidential Information has been requested or made available to you or your Representatives (collectively, the “Transaction Information”). Your obligations in this Section 7 shall survive any return or destruction of the Confidential Information by you pursuant to the provisions hereof.

8. The Receiving Party understands that neither the Disclosing Party nor any of its Representatives have made or make any express or implied representation or warranty as to the accuracy or completeness of the Confidential Information. Only those representations or warranties that are made in any definitive agreement between the parties with respect to any Transaction, when, as, and if it is executed and delivered, and subject to such limitations and restrictions as may be specified in such definitive agreement between the parties, will have any legal effect.

9. You acknowledge and agree that you shall not, and will direct your Representatives not to, disclose any Confidential Information or Transaction Information to, or make any contact of any nature regarding the potential Transaction or any other potential transaction between the parties with, any potential financing source (debt, equity or otherwise) in its capacity as such without the prior written consent of the Company (which may be withheld by the Company in its sole discretion); it being understood that following any such written consent, such potential financing source will be deemed to be your Representative. In the event that the Company provides such prior written consent, you hereby agree that neither you nor your Representatives will enter into any exclusivity, lock-up, dry-up or other agreement, arrangement, or understanding with such potential financing source which could reasonably be expected to limit, restrict, restrain, or otherwise impair in any manner, directly or indirectly, the ability of such financing source to serve as a debt or equity financing source or to provide other assistance to any other party (including, without limitation, to the Company) in any transaction regarding the Company, its affiliates or subsidiaries, including a Transaction, or that could be an alternative to a Transaction. Furthermore, you represent that you have not entered into any such agreement, arrangement, or understanding prior to the date hereof, and you agree that to the extent you have done so prior to the date of this letter agreement, you are releasing any counterparty from such agreement, arrangement, or understanding. Without limiting the foregoing, you acknowledge and agree that you shall not, and will direct your Representatives not to, disclose any Confidential Information or Transaction Information to, or make any contact of any nature regarding the potential Transaction or any other potential transaction between the parties with, any potential consultant that provides or has provided services related to residential mortgage origination or residential mortgage servicing without the prior written consent of the Company (which may be withheld by the Company in its sole discretion); it being understood that following any such written consent, such potential consultant will be deemed to be your Representative.

10. At the written request of the Disclosing Party, the Receiving Party and its Representatives shall promptly (and in any event within 5 business days of such notice), at the Receiving Party’s election, either (A) redeliver to the Disclosing Party all written or electronic Confidential Information received from the Disclosing Party (including any copies thereof) or (B) destroy all such written or electronic Confidential Information then in the Receiving Party’s or its Representatives’ possession. If requested by the Disclosing Party, all destruction or redelivery pursuant to this section shall be certified in writing to the Disclosing Party by an authorized officer supervising such destruction or redelivery. In such event, all oral Confidential Information shall remain subject to the terms of this letter agreement. Notwithstanding the foregoing, the obligation to return or destroy Confidential Information shall not cover information to the extent that it is (x) maintained on routine computer system backup tapes, disks or other backup storage devices or (y) required to be retained by law, as long as such backed-up or otherwise retained information is not used, disclosed, or otherwise recovered from such backup devices, except as required by law. Notwithstanding such return, destruction, deletion or erasure, all oral Confidential Information and the information embodied in all Confidential Information and any Confidential Information retained pursuant to this Section 10 shall remain subject to the confidentiality obligations of this letter agreement applicable to Confidential Information.

11. It is further understood and agreed that no failure or delay by either party in exercising any right, power or privilege under this letter agreement shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder. The Receiving Party acknowledges that certain Confidential Information of the Disclosing Party may be information to which attorney-client privilege and/or work product privilege attaches and agrees that access to such Confidential Information is being provided solely for the purposes set out in this letter agreement and that such access is not intended, and shall not constitute, a waiver of any privilege or any right to assert or claim privilege. To the extent that there is any waiver of privilege, it is intended to be a limited waiver in respect of the Receiving Party or its applicable Representative solely for the purpose, and on the terms and conditions, set out in this letter agreement. The Receiving Party shall (and shall direct its applicable Representative to), at the request and expense of the Disclosing Party, claim or assert (or cooperate in the claim or assertion of) privilege in respect of such Confidential Information of the Disclosing Party.

12. Each party agrees that unless and until a definitive agreement with respect to a Transaction has been executed and delivered by the parties, neither of the parties nor any of its affiliates or Representatives will be under any legal obligation of any kind whatsoever with respect to such a Transaction by virtue of this or any written or oral expression with respect to such Transaction by any of its directors, officers, employees, agents or any other Representatives, except for the rights and obligations specifically agreed to herein. No contract or agreement providing for a Transaction shall be deemed to exist unless and until a definitive agreement has been executed and delivered by each of the parties thereto, and each party hereby waives, in advance, any claims (including any breach of contract claims providing for a Transaction) in connection with such a Transaction unless and until a definitive agreement has been executed and delivered by each of the parties thereto. You further acknowledge and agree that the Company shall be free to conduct the process, if any, for a transaction involving it as it determines in its sole discretion, including that (A) the Company shall have no obligation to authorize or pursue any Transaction, (B) you understand that the Company has not, as of the date hereof, authorized or made any decision to pursue any such Transaction and (C) the Company reserves the right, in its sole and absolute discretion and without giving any reason therefor, to reject all proposals and to terminate discussions and negotiations or to enter into any alternative transaction, in each case, at any time. For the purposes of this paragraph, the term “Definitive agreement” does not include an executed letter of intent or any other preliminary written agreement (including this letter agreement), nor does it include any written or oral offer or bid or any written or oral acceptance thereof. This letter agreement does not constitute or create any obligation of the Company to provide any Confidential Information or other information to you, but merely defines the rights, duties and obligations of the parties with respect to Confidential Information to the extent it may be disclosed or made available.

13. You hereby agree that all (A) requests for additional information regarding the potential Transaction, (B) requests for facility tours or management meetings, (C) discussions or questions regarding procedures related to the potential Transaction and (D) all other communications regarding the potential Transaction shall be submitted or directed to [Houlihan Lokey] and such other persons specifically designated in writing by the Company (the “Contact Persons”). Without the Company’s prior written consent (which may be withheld by the Company in its sole discretion), and without limiting the foregoing, neither you nor any of your Representatives shall make any contact of any nature regarding the potential Transaction or any other potential transaction between the parties with (i) any director, officer or employee of the Company that is not a Contact Person or (ii) any supplier, customer, landlord, lessor, bank, other lender or any other person having a commercial relationship with the Company or any of its affiliates, in its capacity as such. For the avoidance of doubt, this Section 13 shall not restrict either party or its Representatives from contacting or communicating with the other party or its Representatives in connection with matters arising in the ordinary course of business that do not relate to a possible Transaction.

14. (a) You agree that, for a period of twelve (12) months from the date of this letter agreement (the “Standstill Period”), neither you nor any of your affiliates will, directly or indirectly, and will not instruct or direct others to, in each case, without the prior written invitation of the Company:

(1)

acquire or agree, offer, seek or propose to acquire, or cause to be acquired, directly or indirectly, ownership of any securities of the Company or any of its subsidiaries or any option, forward contract, swap or other position with a value derived from securities of the Company or any of its subsidiaries or conveying the right to acquire or vote securities of the Company or any of its subsidiaries or any rights or options to acquire any such ownership (including from a third party) (other than passive investments by an affiliated pension or employee benefit plan or trust, so long as the person engaging in such passive investment activities was not in possession of Confidential Information or made aware of this letter agreement or the possible Transaction), or

(2)

make, or in any way participate in, any “solicitation” (as such term is used in the Securities Exchange Act of 1934 (the “Exchange Act”)) to vote or seek to advise or influence in any manner whatsoever any person with respect to the voting of any securities of the Company or any of its subsidiaries, or seek the consent of any person with respect to any voting securities or interests of the Company, or call or seek to call a meeting of the Company’s shareholders or initiate any shareholder proposal for action by the Company’s shareholders or seek election to or to place a representative on the board of directors of the Company (or other similar governing body) or seek the removal of any director from the board of directors of the Company, or

(3)

form, join, or participate in a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to the Company or any of its subsidiaries or any voting securities of the Company or any of its subsidiaries, or

(4)

arrange, or in any way participate in, any financing for the purchase of any securities or assets or securities convertible or exchangeable into or exercisable for any securities or assets of the Company or any of its subsidiaries, or

(5)

otherwise act, whether alone or with others, to seek to propose to the Company or any of its stockholders (in their capacity as such) any merger, joint venture, amalgamation, plan of arrangement, business combination, tender or exchange offer, restructuring, recapitalization, liquidation of or other similar transaction with or involving the Company or any of its subsidiaries or otherwise act, whether alone or with others, to seek to control, change or influence the management, board of directors, governing bodies, or policies of the Company, or nominate any person as a director of the Company, or propose any matter to be voted upon by the stockholders of the Company, or

(6)	advise, assist or knowingly encourage any other person in connection with any of the foregoing, or

(7)	take any action which would reasonably be expected to require the Company to make a public announcement regarding the types of matters set forth in this Section 14, or

(8)	contest the validity or enforceability of this Section 14, or

(9)	request any amendment or waiver of any provisions of this Section 14, or

(10)	enter into any discussions, negotiations, arrangements or understandings with any third party with respect to any of the foregoing, or

(11)	publicly disclose any intention, plan or arrangement inconsistent with the foregoing.

(b) Notwithstanding the foregoing provisions of Section 14(a) (the “Standstill Provisions”), the Standstill Period shall automatically terminate upon the Company’s entry into a definitive agreement providing for a transaction involving 50% or more of the consolidated assets of the Company and its subsidiaries or 50% or more of the voting securities of the Company (whether by purchase, tender or exchange offer, merger, amalgamation, plan of arrangement or other business combination). The expiration of the Standstill Period shall not terminate or otherwise affect any of the other provisions of this letter agreement. Notwithstanding the foregoing, you shall be permitted to privately submit an acquisition proposal to the Board of Directors of the Company so long such submission would not reasonably be expected to require the Company to make a public announcement.

(c) You hereby represent and warrant, on behalf of yourself and your affiliates, that neither you nor any of your affiliates beneficially own any securities or indebtedness of the Company or any of its subsidiaries, or any option, forward contract, swap or other position with a value derived from securities or indebtedness of the Company or any of its subsidiaries.

15. You agree that for a period of twelve (12) months from the date of this letter agreement, neither you nor any of your controlled affiliates, nor any of your or their Representatives acting on your or their behalf, shall directly or indirectly solicit for employment or hire (i) any officer of the Company or other employee of the Company or its controlled affiliates having a title of vice president or above or (ii) any other employee of the Company or its controlled affiliates who you become aware of as a result of your evaluation of the possible Transaction; provided, however, that the foregoing shall not prohibit any solicitation pursuant to a general advertisement or by any search firm, that is not targeted at the foregoing persons.

16. You acknowledge and agree that the Company would be irreparably injured by a breach of this letter agreement by you or your Representatives and that money damages are an inadequate remedy for an actual or threatened breach of this letter agreement because of the difficulty of ascertaining the amount of damage that will be suffered in the event that this letter agreement is so breached. Therefore, you agree to the granting of specific performance of this letter agreement and injunctive or other equitable relief in favor of the Company as a remedy for any such breach. You further waive any requirement for the securing or posting of any bond in connection with any such remedy. Such remedy shall not be deemed to be the exclusive remedy for your breach of this letter agreement, but shall be in addition to all other remedies available at law or equity to the Company. In the event of litigation relating to this letter agreement, if a court of competent jurisdiction issues a final, non-appealable (or which is not appealed) order in favor the Company, then you shall be liable for and pay to the Company the reasonable legal fees incurred by the Company in connection with such litigation, including any appeal therefrom. On the other hand, in the event the Company is not the prevailing party, the Company shall be liable for and pay to the Receiving Party reasonable legal fees incurred by the Receiving Party in connection with such litigation, including and appeal therefrom.

17. This letter agreement shall inure to the benefit of and be binding upon the parties and their respective successors and permitted assigns. This letter agreement contains the entire agreement between the parties concerning the subject matter hereof and supersedes all previous agreements, written or oral, between the parties or their respective affiliates relating to the subject matter hereof (including any previous agreements relating to the confidential treatment of information). No modifications of this letter agreement or waiver of the terms and conditions hereof will be binding unless approved in writing by both of the parties hereto (or, in the case of a waiver, by the waiving party). Neither party may assign this letter agreement, in whole or in part, without the prior written consent of the other party. Any purported assignment without such consent shall be null and void.

18. If any term, provision, covenant or restriction of this letter agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this letter agreement shall remain in full force and effect to the fullest extent permitted by law and shall in no way be affected, impaired or invalidated.

19. This letter agreement shall be governed by and construed in accordance with the laws of the State of Delaware applicable to agreements made and to be performed entirely within the State of Delaware, without regard to the conflict of law provisions thereof that would result in the application of the laws of any other jurisdiction. Each party hereby irrevocably and unconditionally consents to submit to the exclusive jurisdiction of the Delaware Court of Chancery in and for New Castle County and any state appellate court therefrom within the State of Delaware, or in the event (but only in the event) that such Delaware Court of Chancery does not have subject matter jurisdiction over such matter, any federal court located in the state of Delaware (as applicable, the “Chosen Court”), for any actions, suits or proceedings arising out of or relating to this letter agreement and the transactions contemplated hereby (and each party agrees not to commence any action, suit or proceeding relating thereto except in such courts, and further agrees that service of any process, summons, notice or document by registered mail to such party’s address set forth above shall be effective service of process for any action, suit or proceeding brought against it in any such court). Each party hereby irrevocably and unconditionally waives any objection that it may now or hereafter have to the laying of venue of any action, suit or proceeding arising out of this letter agreement or the transactions contemplated hereby in the Chosen Court, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

20. For purposes of this letter agreement, (A) the term “affiliate” means, when used with respect to any party, a person that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with such party; (B) the term “subsidiary” means, when used with respect to any party, (x) a person that is directly or indirectly controlled by such party, (y) a person of which such party beneficially owns, either directly or indirectly, more than 50% of the total combined voting power of all classes of voting securities of such person, the total combined equity interests of such person or the capital or profit interests, in the case of a partnership, or (z) a person of which such party has the power to vote, either directly or indirectly, sufficient securities to elect a majority of the board of directors or similar governing body of such person; (C) the term “control” means, when used with respect to any specified person, the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such person, whether through the ownership of voting securities or other interests, by contract, agreement, or otherwise and (D) the term “person” means an individual, corporation, partnership, joint venture, trust, association, estate, joint stock company, limited liability company, governmental authority or any other organization or entity of any kind.

21. This letter agreement may be executed in counterparts, each of which shall be deemed to be an original, but both of which shall constitute the same agreement. Signatures to this letter agreement transmitted by facsimile transmission, by electronic mail in “portable document format” (.pdf) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

22. The confidentiality obligations (including use restrictions) of the parties under this letter agreement shall survive for a period of two (2) years from the date hereof; provided, however, that no such termination of this letter agreement shall relieve any party from any liability relating to any breach of this letter agreement prior to such termination.

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If you are in agreement with the foregoing, please so indicate by signing and returning one copy of this letter agreement, which will constitute our agreement with respect to the matters set forth herein.

Very truly yours,

HOME POINT CAPITAL INC.

By:	/s/ Jean Weng
Name:	Jean Weng
Title:	General Counsel and Corporate Secretary

Accepted, Confirmed and Agreed: Nationstar Mortgage LLC

By:	/s/ Jay Bray
Name:	Jay Bray, CEO